November 22, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 362-2902.

F. Morgan Gasior
Chairman of the Board
BankFinancial Corp.
15 W060 North Frontage Road
Burr Ridge, Illinois 60527

Re:	BankFinancial Corporation
	Form S-1, Amended November 10, 2004
	File No. 333-119217

Dear Mr. Gasior:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Business of BankFinancial, F.S.B.

Equity Securities - page 100
1. Refer to prior comment 3. Your supplemental response indicates that you did not adopt SAB 59 until June 30, 2004. SAB 59 was required to be applied for all periods for which financial statements are included in the registration statement. Please supplementally provide us with your impairment analysis of your Fannie Mae and Freddie Mac floating rate preferred stock as of December 31, 2002 and 2003. Additionally, please supplementally provide us an analysis of the impact of incorporating SAB 59 into your impairment analysis as of December 31, 2002 and 2003.
*	*	*

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Heidi Berg, Staff Accountant, at (202) 824-5463 or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact Christian Windsor, Staff Attorney, at (202) 942-1974 or me at (202) 942-1772 any other questions regarding this review.


						Sincerely,



						Christian Windsor
						Special Counsel


cc:	Via US MAIL AND FACSIMILE: (202) 362-2902
Edward Quint, Esquire
Robert Pomerenk, Esquire
Luse, Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W.
Washington, D.C. 20016
(202) 274-2000
BankFinancial Corporation
F. Morgan Gasior
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